Filed Pursuant to Rule 433

Registration Statement Nos. 333-132370 and 333-132370-01

6.75% ELKS (Equity Linked Notes)

Based Upon the Common Stock of Pioneer Natural Resources Company

Final Terms and Conditions

May 31, 2006

Issuer:	Citigroup Funding Inc.

Issuer Rating:	The creditworthiness of CFI is Aa1/AA- (Moody’s / S&P) based upon a full and unconditional guarantee from its parent company, Citigroup Inc.

Currency:	United States Dollar (“USD”).

Underlying Stock:	Pioneer Natural Resources Company (NYSE, “PXD”).

Offering:	6.75% Pioneer Natural Resources Company Equity Linked Securities (the “ELKS”).

Issue Size:	991,572 Units (Principal Amount of USD 40,000,014.48).

Trade Date:	May 31, 2006.

Issue Date:	June 7, 2006.

Valuation Date:	June 5, 2007.

Maturity Date:	June 12, 2007.

Offering Price:	USD 40.34 per Unit.

Coupon:	6.75% per annum. Coupons will be paid quarterly on the 12th day of March, June, September, and December, beginning on September 12, 2006 and ending on the Maturity Date.

Initial Stock Price:	USD 40.34 (or 100%).

Cap Price:	USD 51.88, which represents approximately 128.60% of the Initial stock Price.

Final Stock Price:	The closing price of the Underlying Stock on the Valuation Date.

Payment at Maturity:

For each note of USD 40.34:

a)      If the Final Stock Price is less than or equal to the Cap Price then a number of shares of the Underlying Stock for each note equal to the Exchange Ratio, or

b)      If the Final Stock Price is greater than the Cap Price then the USD cash value of a number of shares of the Underlying Stock for each note equal to product of (i) the Exchange Ratio (ii) the Final Stock Price, and (iii) a ratio equal to the Cap Price divided by the Final Stock Price.

Exchange Ratio:	1.0 share of the Underlying Stock for each ELKS of USD 40.34 principal amount with any fractional shares to be paid in cash.

Business Days:	A day on which commercial banks in New York are open.

Calculation Agent:	Citigroup Global Markets Inc.

Form and Denomination:	Registered Medium Notes in minimum denominations and minimum increments of USD 40.34.

Clearing and Settlement:	DTC.

Listing:	None.

CUSIP:	17308C 41 1.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.